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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ___________________

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

      TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

     RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           (Amendment No. ___________)

                           Telespectrum Worldwide Inc.
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                              (Name of the Issuer)

                           Telespectrum Worldwide Inc
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                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    87951U109
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                      (CUSIP Number of Class of Securities)

                  Kurt E. Dinkelacker, Chief Financial Officer
 TeleSpectrum Worldwide Inc., 443 South Gulph Road, King of Prussia, PA 19406,
                                 (610) 878-7400
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  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a.   [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.   [_]   The filing of a registration statement under the Securities Act of 1933.

     c.   [_]   A tender offer.

     d.   [_]   None of the above.

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          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

          Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee

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Transaction Valuation*                                      Amount of Filing Fee
---------------------                                       --------------------
       $5,000                                                      $1.00


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* For purposes of calculating the fee only, this amount assumes the acquisition of 500,000 shares of common stock of TeleSpectrum Worldwide Inc. for $.01 per share in cash in lieu of fractional shares issuable in a reverse stock split. The amount of the filing fee equals 0.0002 times the aggregate transaction value.

[_] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _________________        Filing Party: _________________

Form of Registration No.: _______________        Date Filed: ___________________

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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by TeleSpectrum Worldwide Inc. pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. TeleSpectrum is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to its Restated Certificate of Incorporation providing for, among other things:

         (a) a one-for-1,000 reverse stock split of TeleSpectrum's common stock; and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"); and

         (b) the reduction of the authorized number of shares of TeleSpectrum's common stock from 200,000,000 to 10,000,000.

The Reverse Split proposal is upon the terms and subject to the conditions set forth in TeleSpectrum's proxy statement for its Annual Meeting, a copy of which was filed under cover of Schedule 14A filed with the Securities and Exchange Commission simultaneously with this filing and is incorporated herein by reference in its entirety. The other purposes of the Annual Meeting are to elect directors, amend TeleSpectrum's Certificate of Incorporation to provide for stockholder action by partial written consent in lieu of a meeting, approve the adoption of TeleSpectrum's 2002 Stock Incentive Plan and transact such other business as may properly come before the Annual Meeting.

         All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

         The required information is incorporated herein by reference to the section in the proxy statement entitled "Summary Term Sheet."

Item 2. Subject Company Information.

         (a) The required information is incorporated herein by reference to
Part I, Item 1 of the TeleSpectrum's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         (b) As of October 15, 2002, there were outstanding 192,067,847 shares of TeleSpectrum's Common Stock, par value $.01 per share.

         (c) The required information is incorporated herein by reference to
Part II, Item 5 of the Annual Report on Form 10-K.

         (d) The required information is incorporated herein by reference to
Part II, Item 5 of the Annual Report on Form 10-K.

         (e) Not applicable.

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         (f) Not applicable.

Item 3. Identity and Background of Filing Person.

         (a) The required information is incorporated herein by reference to
Part I, Item 1 of the Annual Report on Form 10-K.

         (b) Not applicable.

         (c) Not applicable.

Item 4. Terms of the Transaction.

         (a) The required information is incorporated herein by reference to the section of the proxy statement entitled "Description of the Amendment."

         (c) Not applicable.

         (d) The required information is incorporated herein by reference to the sections of the proxy statement entitled "Summary Term Sheet--Dissenters' Rights" and "Description of the Amendment--Dissenters' Rights."

         (e) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment--Questions Concerning Procedural Fairness."

         (f) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Effects of the Amendment."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) The securities acquired in the transaction will be retired.

         (c) (1) Not applicable.

             (2) Not applicable.

             (3) Not applicable.

             (4) Not applicable.

             (5) Not applicable.

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                (6)   The required information is incorporated herein by
                      reference to the sections of the proxy statement entitled "Summary Term Sheet" and "Special Factors - Effects of the Amendment."

                (7) The required information is incorporated herein by reference to the sections of the proxy statement entitled "Summary Term Sheet" and "Special Factors - Effects of the Amendment."

                (8) The required information is incorporated herein by reference to the sections of the proxy statement entitled "Summary Term Sheet" and "Special Factors - Effects of the Amendment."

Item 7.  Purposes, Alternatives, Reason and Effects.

         The required information is incorporated herein by reference to the section of the proxy statement entitled "Special Factors."

Item 8.  Fairness of the Transaction.

         The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment."

Item 9.  Reports, Opinion, Appraisals and Negotiations.

         The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment" and "Analysis of Financial Advisor."

Item 10. Source and Amounts of Funds or Other Consideration.

         The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Amendment - Source of Funds and Expenses."

Item 11. Interest in Securities of the Subject Company.

         (a) The required information is incorporated herein by reference to the sections of the proxy statement entitled "Security Ownership of Principal Stockholders," "Security Ownership of Management" and "Executive Compensation."

         (b) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Executive Compensation."

Item 12. The Solicitation or Recommendation.

         (d) The required information is incorporated herein by reference to the section of the proxy statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment."

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         (e) The required information is incorporated herein by reference to the section of the proxy statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment."

Item 13. Financial Statements.

         (a) The required information is incorporated herein by reference to the section of the proxy statement entitled "Financial Information."

         (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

         (b) The required information is incorporated herein by reference to the section of the proxy statement entitled "About the Meeting."

Item 15. Additional Information.

         Not applicable.

Item 16. Exhibits.

         (a) The required information is incorporated herein by reference to the proxy statement.

         (b) Not applicable.

         (c) Analysis of FTI Consulting Inc. dated October 10, 2002 (incorporated herein by reference to Appendix A to the proxy statement).

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TELESPECTRUM WORLDWIDE INC.



                                    By: /s/ Kevin Flannery
                                        ----------------------------------------
                                        Name:  Kevin Flannery
                                        Title: Acting Chief Executive Officer

                                    November 22, 2002
                                    --------------------------------------------
                                    Date

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